SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	RCG ETFs, Inc.

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	9 West 57th Street, Suite 5000 New York, NY 10019

TELEPHONE NUMBER:	(212) 832-5280

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS :	The Corporation Trust Incorporated 2405 York Road, Suite 201 Lutherville-Timonium, Maryland 21093

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒Yes	☐No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President, Chief Executive Officer and sole Director of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of New York and State of New York on this 3rd day of September 2021.

RCG ETFs, Inc.

/s/ John B. Harris
		By:	John B. Harris
President, Chief Executive Officer and Director

ATTEST:	/s/ Patrick Dennis
Name	Patrick Dennis
Title:	Treasurer